Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE THIRD QUARTER 2013

Record Operating Income of $10.8m and EPS of $0.33

AZOUR, Israel – November 13, 2013 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the third quarter ended September 30, 2013.

Highlights of the third quarter
•	A 19 thousand increase in net subscribers in the quarter, to a record of 721 thousand as of September 30, 2013;
•	Record gross margin at 51.8% and record operating margin at 25.5%;
•	EBITDA of $13.6 million or 32.1% of revenues;
•	Generated $13.3 million in operating cash flow; ended the quarter with $41.0 million in net cash (including deposits in escrow);
•	Dividend of $3.5 million declared for the quarter;

Third quarter 2013 Results
Revenues for the third quarter of 2013 were $42.4 million, representing a 15% growth from revenues of $36.8 million in the third quarter of 2012. 74% of revenues were from location based service subscription fees and 26% from product revenues.

Revenues from subscription fees increased 11% over the same period last year. The increase in subscription fees was primarily due to the growth in the subscriber base, which expanded from 653,000 as of September 30, 2012, to 721,000 as of September 30, 2013.

Product revenues increased by 27% compared with the same period last year. This increase was driven primarily by increased sales in Israel.

Gross profit for the third quarter of 2013 was $22.0 million (51.8% of revenues), an increase of 19% compared with $18.5 million (50.3% of revenues) in the third quarter of 2012.

Operating profit for the third quarter of 2013 was $10.8 million (25.5% of revenues), an increase of 47% compared with an operating profit of $7.4 million (20.1% of revenues) in the third quarter of 2012.

EBITDA for the quarter was $13.6 million (32.1% of revenues), an increase of 28% compared to an EBITDA of $10.6 million (28.9% of revenues) in the third quarter of 2012.

Net profit was US$7.0 million in the third quarter of 2013 (16.5% of revenues), compared with a net profit of US$5.2 million (14.2% of revenues) in the third quarter of 2012. Fully diluted EPS in the third quarter of 2013 was US$0.33, compared with fully diluted EPS of US$0.25 in the third quarter of 2012.

Cash flow from operations during the quarter was $13.3 million.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

As of September 30, 2013, the Company had net cash, including deposits in escrow, of $41.0 million or $1.95 per share. This is compared with $34.2 million or $1.63 per share as at December 31, 2012.

For the third quarter, a dividend of $3.5 million was declared in line with the Company’s stated policy of issuing at least 50% of net profits in a dividend, on a quarterly basis.

Eyal Sheratzky, Co-CEO of Ituran said, “We are very pleased with our performance in the third quarter of 2013, in particular our record gross and operating profitability, as well as our strong operating cash flow. As our results clearly demonstrate, the operating leverage built into our business model allows us to substantially benefit from the continued growth in our subscriber base.
Overall, our business continues its stable long-term and increasingly profitable growth, realizing the ongoing rewards of our past efforts. We believe 2013 will end as a record year for Ituran in terms of both revenue and ongoing profitability, and we look forward to maintaining our growth trend as we move into 2014. ”

Conference Call Information

The Company will also be hosting a conference call later today, November 13, 2013 at 9am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
ISRAEL Dial-in Number: 03 918 0650
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0650
At:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran's website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 721,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft & Kenny Green ituran@ccgisrael.com CCG Investor Relations (US) +1 646 201 9246

* Financial Tables to Follow **

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ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Interim Financial Statements
as of September 30, 2013

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of September 30, 2013

Table of Contents

Page

Balance Sheets	F- 2 - F- 3

Statements of Income	F- 4

Statements of Cash Flows	F- 5- F- 6

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	September 30,	December 31,
(in thousands)	2013	2012

Current assets
Cash and cash equivalents	36,620	29,453
Deposit in escrow	4,977	-
Accounts receivable (net of allowance for doubtful accounts)	30,141	26,190
Other current assets	18,191	15,399
Inventories	12,504	14,747
	102,433	85,789

Long-term investments and other assets
Deposit in escrow	-	4,939
Investments in affiliated company	169	160
Investments in other company	87	82
Other non-current assets	1,140	1,890
Deferred income taxes	3,740	4,174
Funds in respect of employee rights upon retirement	6,303	5,515
	11,439	16,760

Property and equipment, net	35,695	34,156

Intangible assets, net	2,285	2,591

Goodwill	8,013	8,043

Total assets	159,865	147,339

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	September 30,	December 31,
(in thousands)	2013	2012

Current liabilities
Credit from banking institutions	596	221
Accounts payable	11,271	9,524
Deferred revenues	9,806	9,526
Other current liabilities	27,421	22,373
	49,094	41,644

Long-term liabilities
Liability for employee rights upon retirement	9,275	7,915
Provision for contingencies	2,745	3,864
Other non-current liabilities	100	460
Deferred revenues	1,061	806
Deferred income taxes	566	643
	13,747	13,688

Stockholders’ equity	92,727	88,027
Non-controlling interests	4,297	3,980
Total equity	97,024	92,007

Total liabilities and equity	159,865	147,339

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
	Nine month period ended September 30,		Three month period ended September 30,
(in thousands except per share data)	2013	2012	2013	2012

Revenues:
Location-based services	94,754	85,437	31,332	28,102
Wireless communications products	31,787	26,654	11,055	8,703
	126,541	112,091	42,387	36,805

Cost of revenues:
Location-based services	34,959	34,721	11,701	11,127
Wireless communications products	26,627	22,047	8,724	7,157
	61,586	56,768	20,425	18,284

Gross profit	64,955	55,323	21,962	18,521
Research and development expenses	526	500	192	160
Selling and marketing expenses	7,358	6,473	2,386	2,104
General and administrative expenses	25,915	25,442	8,567	8,314
Other expenses (income), net	913	985	(9)	560
Operating income	30,243	21,923	10,826	7,383
Other income (expenses), net	-	6,755	-	-
Financing income (expenses), net	144	1,015	(96)	196
Income before income tax	30,387	29,693	10,730	7,579
Income tax expense	(9,406)	(8,364)	(3,172)	(2,121)
Share in losses of affiliated companies, net	(1)	(29)	-	(15)
Net income for the period	20,980	21,300	7,558	5,443
Less: Net income attributable to non-controlling interests	(1,266)	(830)	(576)	(217)
Net income attributable to the Company	19,714	20,470	6,982	5,226

Basic and diluted earnings per share attributable to Company’s stockholders	0.94	0.98	0.33	0.25

Basic and diluted weighted average number of shares outstanding	20,968	20,968	20,968	20,968

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Nine month period ended September 30,		Three month period ended September 30,
(in thousands except per share data)	2013	2012	2013	2012
Cash flows from operating activities
Net income for the period	20,980	21,300	7,558	5,443
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	9,472	10,520	2,778	3,262
Exchange differences on principal of deposit and loans, net	229	(178)	99	5
Gains in respect of trading marketable securities	-	(2)	-	-
Increase in liability for employee rights upon retirement	921	703	193	44
Share in losses of affiliated companies, net	1	29	-	15
Deferred income taxes	6	281	458	433
Capital losses (gains) on sale of property and equipment, net	7	21	(2)	26
Decrease (increase) in accounts receivable	(2,500)	(2,465)	1,371	777
Increase in other current assets	(715)	(7,098)	(1,889)	(939)
Decrease (increase) in inventories	3,060	(2,647)	576	(880)
Increase (decrease) in accounts payable	1,559	584	2,717	(2,131)
Increase (decrease) in deferred revenues	(38)	1,193	(556)	540
Increase in other current liabilities	1,097	987	3	312
Net cash provided by operating activities	34,079	23,228	13,306	6,907
Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(482)	(498)	(153)	(132)
Capital expenditures	(13,040)	(4,822)	(7,380)	(1,064)
Deposit	317	(281)	4	(256)
Proceeds from sale of property and equipment	485	276	262	115
Repayment of loan to a former employee	-	355	-	-
Sale of marketable securities	-	70	-	-
Company no longer consolidated (Appendix A)	-	326	-	326
Net cash used in investment activities	(12,720)	(4,574)	(7,267)	(1,011)
Cash flows from financing activities
Short term credit from banking institutions, net	489	53	510	(362)
Repayment of long term loans	(114)	(33)	-	(11)
Dividend paid to non-controlling interests	(1,233)	(1,019)	(692)	(619)
Dividend paid	(12,479)	(28,116)	(2,894)	-
Net cash provided by (used in) financing activities	(13,337)	(29,115)	(3,076)	(992)
Effect of exchange rate changes on cash and cash equivalents	(855)	(1,117)	2	(189)
Net increase in cash and cash equivalents	7,167	(11,578)	2,965	4,715
Balance of cash and cash equivalents at beginning of period	29,453	35,270	33,655	18,977
Balance of cash and cash equivalents at end of the period	36,620	23,692	36,620	23,692

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)

Appendix A – Company no longer consolidated

	US dollars
	Nine month period ended September 30,
(In thousands except per share data)	2013	2012

Working capital (excluding cash and cash equivalents and inventory), net	-	130
Account receivable in respect of sale of subsidiary	-	430
Property and equipment, net	-	(750)
Intangible assets	-	(136)
	-	(326)

Supplementary information on investing activities not involving cash flows:
In September 2013, the Company declared a dividend in the amount of US$ 3.5 million.  The dividend was paid in October 2013.

Supplementary disclosure of cash flow information

	US dollars
	Nine month period ended September 30,
(In thousands except per share data)	2013	2012

Interest paid	245	583

Income taxes paid, net of refunds	6,366	5,807